UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2019

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor,
S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton, HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED MARCH 31, 2019

Highlights

•	Gross contract earnings backlog[1] increased from $7.3 billion to $10.3 billion.

•	Golar's ("Golar" or "the Company") total operating revenues decreased from $181.9 million in 4Q 2018 to $114.3 million in 1Q 2019.

•	Adjusted EBITDA[1] decreased from $121.2 million in 4Q 2018 to $62.9 million in 1Q 2019.

•
After recognition of $28.4 million of unrealized Brent oil linked mark-to-market derivative instrument gains and a $34.3 million impairment charge in relation to the Golar Viking, Golar reported operating income of $28.9 million for 1Q 2019.

•	Golar and BP executed contracts for the provision of an FLNG vessel to service the Greater Tortue/Ahmeyim project offshore Mauritania and Senegal for 20 years.

•
Golar received a Final Notice to Proceed with the conversion, sale and subsequent operation of Golar Viking as a FSRU in Croatia. The sale is expected to generate net positive cash of approximately $40 million in 2020.

•	The shipping fleet recorded Time Charter Equivalent[1] ("TCE") earnings of $39,300 per day ($39,100 for spot TFDE vessels).

•	FSRU Golar Nanook loaded first Sergipe commissioning cargo from FLNG Hilli Episeyo.

•	Net of financing expenses, equity in net losses of affiliates, taxes and net income attributable to non-controlling interests, Golar reported a 1Q 2019 net loss of $41.7 million.

Subsequent Events

•	Gimi MS Corporation ("Gimi MS") received a firm $700 million underwritten financing commitment for the FLNG Gimi.

•
As intended, First FLNG Holdings Pte. Ltd, an indirect wholly owned subsidiary of Keppel Corporation Limited held through Keppel Capital Holdings Pte Ltd. subscribed to 30% of the issued ordinary share capital of Gimi MS.

•	Gimi MS issued Keppel Shipyard with a Final Notice to Proceed with FLNG Gimi conversion works.

•	A 2-year extension to the Golar Tundra sale and leaseback facility was agreed and a 5-year restated and amended facility in respect of the Golar Arctic was credit approved.

•	Dividend of $0.15 cents per share declared for quarter.

•
At a recent meeting in Bermuda, the Board decided to proceed with a spin-off of the Company’s Trifuel Diesel Electric (“TFDE”) LNG carrier business, subject to satisfactory market conditions, and to focus the Company’s future activities primarily around FLNG and downstream assets. This will allow LNG shipping investors more direct exposure to the LNG shipping market and reposition Golar’s core business toward LNG infrastructure on long-term contracts.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Financial Review

Business Performance

	2019			2018
	Jan-Mar			Oct-Dec
(in thousands of $)	Vessel and other operations	FLNG	Total	Vessel and other operations	FLNG	Total
Total operating revenues	59,763	54,524	114,287	127,415	54,524	181,939
Vessel operating expenses	(18,176)	(13,072)	(31,248)	(18,407)	(10,692)	(29,099)
Voyage, charterhire & commission expenses (including expenses from collaborative arrangement)	(16,140)	(360)	(16,500)	(40,690)	605	(40,085)
Administrative expenses	(12,893)	(652)	(13,545)	(12,902)	227	(12,675)
Project development expenses	(668)	(922)	(1,590)	(928)	(3,798)	(4,726)
Realized gain on oil derivative instrument(2)	—	2,233	2,233	—	12,419	12,419
Other operating gains (losses)	9,260	—	9,260	14,740	(1,296)	13,444
Adjusted EBITDA(1)	21,146	41,751	62,897	69,228	51,989	121,217

Reconciliation to operating income (loss)
Unrealized gain (loss) on oil derivative instrument(2)	—	28,380	28,380	—	(195,740)	(195,740)
Depreciation and amortization	(16,112)	(12,051)	(28,163)	(16,244)	(12,051)	(28,295)
Impairment of long-lived assets	(34,250)	—	(34,250)	—	—	—
Operating income/(loss)	(29,216)	58,080	28,864	52,984	(155,802)	(102,818)
(2) With effect from the quarter ended September 30, 2018, we have split the line item "Realized and unrealized gain on oil derivative instrument" relating to income from the FLNG Hilli Episeyo Liquefaction Tolling Agreement into two line items, "Realized gain on oil derivative instrument" and "Unrealized (loss) gain on oil derivative instrument". The unrealized component represents a mark-to-market gain of $28.4 million (December 31, 2018: loss of $195.7 million) on the oil embedded derivative, which represents the estimate of expected receipts under the remainder of the Brent oil linked clause of the Hilli Episeyo Liquefaction Tolling Agreement. The realized component amounts to $2.2 million (December 31, 2018: $12.4 million) and represents the income in relation to the Hilli Episeyo Liquefaction Tolling Agreement receivable in cash. This presentation change has been retrospectively adjusted in prior periods.

Golar reports today 1Q 2019 ("1Q") operating income of $28.9 million compared to a $102.8 million loss in 4Q 2018 ("4Q").

Total operating revenues net of voyage, charterhire and commission expenses decreased from $141.9 million in 4Q to $97.8 million in 1Q. Of the 1Q total, $43.6 million is derived from vessel and other operations and $54.2 million is from FLNG operations.

Revenues from vessel and other operations, including management fee income, net of voyage, charterhire and commission expenses decreased by $43.1 million to $43.6 million in 1Q. China's decision to pull LNG purchases forward into 4Q18 to avoid gas shortages together with a mild winter in Asia resulted in elevated LNG inventory levels into 1Q19. Asian LNG prices dropped, Inter-basin trading opportunities disappeared and ton miles, utilization and rates fell as a result. Fleet utilization decreased from 93% in 4Q to 51% in 1Q. Full fleet TCE1 earnings decreased from $77,600 in 4Q to $39,300 in 1Q.

In line with prior quarters, FLNG Hilli Episeyo generated operating revenues of $54.5 million including base tolling fees and amortization of pre-acceptance amounts recognized.

Vessel operating expenses at $31.2 million in 1Q were $2.1 million higher than 4Q. Most of the increase is attributable to FLNG Hilli Episeyo due to increased crew tax costs as well as additional repairs and maintenance.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

At $13.5 million for the quarter, total administrative expenses were $0.9 million higher than 4Q.

Capitalization of costs incurred in relation to the BP-Kosmos FLNG project from the point of FID in December 2018 resulted in a $3.1 million reduction in project expenses from $4.7 million in 4Q to $1.6 million in 1Q.

The Brent oil linked component of Hilli Episeyo's fees generates additional annual operating cash flows of approximately $3 million for every dollar increase in Brent Crude prices between $60.00 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. Amounting to $2.2 million in 1Q, the realized gain on the oil derivative instrument was down $10.2 million on 4Q. The decrease in this hire component is the result of lower oil prices, particularly during December and January.

The mark-to-market fair value of the derivative asset increased by $28.4 million during the quarter, with a corresponding unrealized gain of the same amount recognized in the income statement. The fair value increase was driven by an upward movement in the expected future market price for Brent Oil. The spot price for Brent Oil increased from $50.57 per barrel on December 31 to $68.39 on March 31 and has recovered further, to $71.97 per barrel on May 20.

Other operating gains and losses within vessel and other operations reported a 1Q gain of $9.3 million, representing a final settlement from the terminated contract for the Golar Tundra.

Depreciation and amortization at $28.2 million in 1Q was in line with the prior quarter.

On the 29th March, Golar signed contracts with LNG Hrvtska d.o.o. relating to the conversion and subsequent sale of the converted carrier Golar Viking. Although the sale is not expected to close until 4Q 2020, the transaction triggered an immediate impairment test. As the current carrying value of the vessel exceeds the price a market participant would pay for it as a carrier today, a non-cash impairment charge of $34.3 million has been recognized. The sale is expected to generate net positive cash of approximately $40 million.

Net Income Summary

	2019	2018
(in thousands of $)	Jan-Mar	Oct-Dec
Operating income (loss)	28,864	(102,818)
Interest income	3,214	2,983
Interest expense	(29,352)	(31,251)
Losses on derivative instruments	(5,699)	(23,605)
Other financial items, net	(1,407)	(780)
Income taxes	(205)	(627)
Equity in net losses of affiliates	(12,899)	(154,089)
Net income attributable to non-controlling interests	(24,257)	(2,770)
Net loss attributable to Golar LNG Limited	(41,741)	(312,957)

In 1Q, the Company generated a net loss of $41.7 million. Key items contributing to this are summarized as follows:

•	A small reduction in LIBOR, 2 fewer days in the period and a $0.4m increase in capitalized interest in respect of FLNG Gimi resulted in a $1.9 million reduction in 1Q interest expense.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

•
1Q recorded a $5.7 million loss on derivative instruments compared to a 4Q loss of $23.6 million. Most of the $17.9 million reduction in 1Q relative to 4Q is attributable to a smaller loss on the Golar shares Total Return Swap ("TRS").

•	The $12.9 million 1Q equity in net losses of affiliates is primarily comprised of the following:

◦	a $4.0 million loss in respect of Golar's 50% share in Golar Power;

◦	a $7.7 million loss in respect of Golar's 32% stake in Golar Partners; and

◦	a $0.4 million loss in respect of Golar's 22.5% stake in Avenir.
The 4Q loss in respect of Golar's stake in Golar Partners was substantially higher at $157.9 million following a $149.4 million impairment of the carrying value of Golar's interest in the Partnership. Further losses on interest rate swaps, which are a part of the Partnership's interest hedging program, were a major contributor to the Partnership's 1Q net loss.

Net income attributable to non-controlling interests represents external interests in the Hilli Episeyo and the finance lease variable interest entities ("VIEs").

Commercial Review

LNG Shipping

Golar recorded a 1Q TCE1 of $39,300 per day, up 9% on the $35,900 per day achieved in 1Q 2018 but down 49% on the $77,600 achieved in 4Q. This is comprised of a TCE1 of $39,100 in respect of its total TFDE fleet, and $40,100 for its two steam ("ST") vessels.

The 1Q LNG shipping market declined from strong 4Q levels in line with historic seasonality.  LNG demand growth in China and other SE Asian countries was largely offset by declines in Japan and Korea due to a combination of a milder than expected winter and the re-start of several nuclear facilities.  Chinese 1Q demand was up 20% up on 1Q 2018. During the quarter LNG prices reached 3-year lows, which eliminated inter-basin trading opportunities.  At quarter end, LNG was trading at around 6% of Brent, well below energy parity. Atlantic basin cargoes from the US and Russia into Europe doubled by volume compared to 1Q 2018.  With these additional volumes remaining in Europe, ton-miles and shipping rates continued to fall throughout the quarter, with spot TFDE and ST rates reaching $40,000 and $24,000 respectively by the end of March. The recently introduced tariffs for US LNG into China have also limited US export volumes into China.

Shipping rates achieved so far in 2Q 2019 have been weaker than 1Q but rates and activity have now commenced their seasonal recovery. The strong contango in the gas market with forward prices of $9mmbtu being quoted for December 2019 give solid support to an improved shipping market. The 2019 vessel demand growth of 15% is expected against supply growth of 9%. Further vessel demand growth of 14% is expected in 2020 with supply growth again lagging at 9%. This reinforces our belief that LNG shipping will enter a period of structural shortage for the next few years.

Leading brokers continue to forecast a 10+ vessel shortfall at the end of 2019, increasing to more than 20 at the end of 2020. Rates are expected to reflect this from 2H 2019 and remain strong for the next two years. This has resulted in an increase in requests for medium to long-term charterers. Golar has recently concluded several charters with oil and gas majors and large LNG charterers. These charters are based on index-linked rates and secure full utilization of the chartered vessels.

At its recent meeting in Bermuda, the Board made a decision to proceed with a spin-off of the Company’s TFDE LNG carrier business, subject to satisfactory market conditions, and to focus the Company’s future activities primarily around FLNG and downstream assets. This will allow LNG shipping investors more

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

direct exposure to the LNG shipping market and reposition Golar’s core business toward LNG infrastructure on long-term contracts. Golar are in talks with other owners of similar tonnage to join the new shipping company and have discussed with Golar Power exchanging one of their LNG carriers for the FSRU Golar Tundra. Management of Golar’s vessels will remain with Golar Management Norway AS. Assuming the joint structure proceeds as planned, Golar's direct exposure to the carrier market will then be limited to one modern steam turbine vessel, Golar Arctic, with Golar Viking contracted to be sold in 2020 post FSRU conversion.

Golar Partners (a non-consolidated affiliate of Golar LNG)

The Partnership reported a 1Q net loss of $15.0 million as a result of further mark-to-market interest rate swap losses, scheduled winter downtime for the FSRU Igloo and additional idle time for the spot traded LNG carrier Golar Mazo, partly offset by commissioning hire billed in respect of the FSRU Golar Freeze from 11 January.

The FSRU Golar Igloo completed its scheduled 5-year drydock during the Kuwait winter downtime period ahead of commencing its 6th annual regas season on February 25. The vessel will remain in service until December 31 with potential for a further contract extension later in the year via a tendering process.

With respect to the Partnership's ships, charterers of the carrier Golar Grand exercised the first of their one-year extension options. The option rate between May 2019 and May 2020 will represent a material improvement on the initial 2-year rate. This will be partly offset by reduced utilization of the Golar Maria and Golar Mazo in the spot market.

By virtue of its 50% interest in Hilli Episeyo's common units, the Partnership is entitled to 50% of the net earnings of Hilli Episeyo attributable to common unit holders. The Partnership received a dividend in 1Q amounted to $3.0 million.

Distribution coverage1 for 1Q each year is typically low as a result of the scheduled Golar Igloo winter downtime. This remains the case for 2019 where distribution coverage1 fell from 1.2 in 4Q to 1.01 in 1Q. A full quarter's contribution to adjusted EBITDA1 from both FSRU Golar Igloo and FSRU Golar Freeze partly offset by more volatile near-term earnings in respect of carriers Golar Maria and Golar Mazo is expected to result in a solid improvement to 2Q 2019 distribution coverage.

FLNG

FLNG Hilli Episeyo continues to achieve 100% commercial uptime. By early May Hilli Episeyo had satisfied its first 1.2 million tons of production, which is expected to result in the release of approximately $29.0 million of letter of credit ("LC") cash to 2Q 2019 liquidity. Detailed discussions continue with field operator Perenco with respect to the logistics and timing of increasing both the vessel's utilization and potentially materially increasing the overall duration of the contract term. These discussions remain on track to conclude before the end of this year.

On February 26, a 100% owned Golar subsidiary, Gimi MS entered into an agreement with BP for the charter of an FLNG unit, Gimi, for a 20-year period expected to commence in 2022. On April 16, Keppel subscribed to 30% of the ordinary share capital of Gimi MS. Total conversion works for FLNG Gimi are expected to cost approximately $1.3 billion, excluding financing costs. Annual contracted revenues less forecasted operating costs of approximately $215 million are expected, equivalent to a total forecasted Contract Earnings Backlog1 of $4.3 billion, of which Golar's 70% share is expected to be $3.0 billion.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

The Gimi chartering contract with BP has been signed and the conversion contract with Keppel Shipyard is now effective. Financing has been secured, the first yard installment has been paid and the project is proceeding according to schedule.

A term sheet expected to form the basis of a shareholders agreement has also been agreed with respect to the US Gulf of Mexico "Delfin LNG" project. Discussions with potential off-takers continue.

The successful commencement of Hilli Episeyo has led to a significant pipeline of new FLNG opportunities. Investors should however be cognizant of the time it takes to execute FLNG opportunities. In most cases FLNG projects include large upstream development processes and material governmental interaction linked to permits, taxation and government participation. The strong cashflows from these projects makes them attractive financing prospects after commencement of operations however pre-delivery construction financing remains capital intensive.

Golar is working actively with yards, equipment providers and financial institutions to develop a design, reduce the capital requirements and to identify a commercial model where our FLNG business becomes more scalable. These developments are all based on the successful technical experience we have gained from the Hilli and Gimi projects.

Golar Power (50/50 Golar/Stonepeak Infrastructure Partners non-consolidated downstream joint venture)

Construction of the Sergipe power plant remains on track for commencement of operations on January 1, 2020. The power station is now nearing mechanical completion and pre-commissioning of selected systems has commenced in anticipation of first firing of the gas turbines in early July. Transmission lines from the substation to the grid were connected on May 3 and the FSRU Nanook with its commissioning cargo is ready for hook-up to the mooring.

Golar's share of expected annual contracted revenues less forecasted operating expenses from the fully financed Sergipe power project and Golar Nanook FSRU is around $99 million assuming a BRL/USD exchange rate of 3.7, regardless of whether power is dispatched or not.

As indicated in February, Golar Power commenced a strategic review during the quarter. Following the initial phase of this review, the Board of Golar Power has deferred any decision on a potential IPO until 2020. Golar Power will now capitalize on its local presence by focusing on the downstream small-scale LNG market in Brazil. Successful development of these opportunities can generate a material contribution to Golar Power's earnings in 2020 and 2021. The main focus of the small-scale distribution model is to replace diesel, LPG and fuel-oil with LNG. The market in Brazil is large with diesel consumption equivalent to approximately 40mtpa of LNG demand.

The excess capacity of Golar Nanook is key to developing these opportunities. Nanook has excess throughput capacity of up to approximately 200 million mmbtu per annum over and above what must be reserved for full dispatch at the power station. This represents approximately two thirds of the vessels capacity.

Assuming a spread of USD $1.00 p/mmbtu can be captured for this open capacity, this would lead to approximately USD $100 million in additional adjusted EBITDA per annum1 for Golar Power. By integrating further downstream this margin can be materially increased. Golar Power has received a number of expressions of interest from potential customers and the level of interest has provided the confidence to move ahead. In the event that not all the capacity is used by small-scale development there is still the potential for

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Sergipe expansion. The downstream distribution model created by virtue of Golar Power's interest in FSRU Nanook is characterized by capital expenditure/adjusted EBITDA1 multiples of around 2-3 times, and also by a short period between investment and commencement of cashflow.

The Government of Brazil has made a clear strategic commitment to use LNG as a cheaper and cleaner energy source. The diesel riots of 2018 and a consequent desire to reduce dependence on diesel are a key driver behind this.

This model can be repeated at other locations in Brazil including Barcarena and Santa Catarina where Golar Power has already received initial licenses for the establishment of terminals and FSRUs. The fact that Golar has prompt FSRUs available increases its ability to capitalize on these opportunities in the short term. Noteworthy is the fact that neither of these initiatives are dependent on Golar Power securing further power provision capacity.

Avenir (22.5% interest in LNG small-scale venture, a non-consolidated affiliate)

Good progress is being made with Avenir's HIGAS terminal in Sardinia. Tank bases are complete, tank construction is underway and commissioning is scheduled for August 2020. Evidence of physical progress is generating interest from potential local customers. Avenir is also working on a significant demand for a new industrial plant in the south of the island starting up at the end of 2020. Further afield, active customer interest in bunkering and small-scale power has also been noted.

As a result of better functionality and cost, two 7,500cbm shipbuilding contracts with Sinopacific were recently signed to replace Avenir's contract for two similar vessels at Keppel. Although there have been several requests to charter Avenir's vessels at attractive rates these assets are viewed more as strategic tools that allow it to become an integrated LNG distributer. Opportunities to this end are preferred.

The value of Golar’s Avenir shares has, since the offering last year, increased by 75%.

Financing Review

Golar’s total current cash position as at March 31 was $690.3 million (including long-term restricted cash), of which $212.7 million was unrestricted. Included within restricted cash is $174.8 million relating to lessor-owned VIEs and $175.0 million relating to the Hilli Episeyo LC. Of the $175.0 million restricted cash securing the Hilli Episeyo LC, approximately $29.0 million is expected to be released to free cash in 2Q 2019. Sale of the converted Golar Viking is expected to add a further $40 million to liquidity in 2020. A further $85 million is expected to be released from the Hilli LC in 2021.

On April 16, Gimi MS, a 70% owned subsidiary of Golar, received a firm $700 million underwritten financing commitment for the FLNG Gimi. Available during construction, the financing has a tenor of 7-years post commercial operation date ("COD") and a 12-year amortization profile. Interest payable on the facility will be the aggregate of LIBOR plus a margin of 400bps during construction, reducing to LIBOR plus 300bps post COD.

A 2-year extension to the Golar Tundra sale and leaseback facility has been agreed and a 5-year restated and amended facility in respect of the Golar Arctic has been credit approved.

Golar's contractual debt1 including 100% of Hilli Episeyo as at March 31 was $2.6 billion. Golar's adjusted net debt1 was $2.2 billion.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Included within the $924.5 million current portion of long-term debt and short-term debt on the Balance Sheet is $745.3 million relating to lessor-owned VIE subsidiaries that Golar is required to consolidate in connection with 8 sale and leaseback financed vessels, including the Hilli Episeyo.

Corporate and Other Matters

As at March 31, 2019, there were 101.3 million shares outstanding, including 3.0 million TRS shares that had an average price of $45.49 per share. The TRS, which is fully collateralized, was marked-to-market as of March 31, 2019 when the closing price was $21.09 per share. The cash collateral posted against the swap is included within the restricted cash balance on the Balance Sheet. There were also 3.8 million outstanding stock options in issue with an average price of $36.03.

The Board has approved a dividend of $0.15 for the quarter.

Profitable growth through delivery of Cleaner and Cheaper Energy

Golar believes that natural gas has a critical role to play in providing cleaner energy for many years to come. Our pioneering infrastructure assets provide safe, competitive and sustainable ways of liquefying, transporting and turning gas into energy around the world. Illustrating the business potential, the consumption of diesel and heavy fuel in the transportation, power and shipping markets today amounts to approximately 30 million barrels per day, while the total LNG market by comparison is equivalent to only 7.4 million barrels per day.

LNG prices have historically been linked to oil prices. Long-term prices were supported by an energy content equilibrium of around 16% of Brent. The lower production cost of gas relative to oil combined with increased LNG volumes from Qatar, Australia and the US has reduced long-term LNG prices by approximately 30%. Long-term LNG contracts today trade at around 10-11% of Brent. The spot Brent price is currently around USD $70 per barrel, while spot LNG prices in Europe and Asia are currently trading between USD $4-5 per mmbtu, equivalent to 6-7% of Brent.

The significant cost advantages of current LNG prices creates new opportunities. A 14,000 TEU container ship fueled by LNG, will, based on today's spot prices, have a pre-tax operating bunker benefit of approximately $40,000 per day compared to an oil-fueled vessel. An LNG truck in Brazil could reduce its annual pre-tax fuel cost by approximately USD $19,000 relative to a diesel truck.

Current diesel prices along the main trucking routes in Brazil are in excess of USD $25.0 mmbtu equivalent gas cost. There are two million heavy vehicles in Brazil. The potential market for a diesel to LNG conversion is therefore substantial.

Additional to the financial savings as a result of converting to LNG are the equally important environmental benefits. A conversion from diesel to LNG reduces C02 emissions by approximately 30%, SOX by close to 100%, NOX by 33% and particle PM10 pollution by a little over 66%.

Outlook

Golar has been transformed since 2013. Significant investment has been injected into FLNG projects, the power project in Sergipe and the development and permitting of further downstream assets. The company has been transformed from an LNG shipping company into an integrated LNG energy company.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

The initial focus in 2019 has been to take FID on the Gimi (BP FLNG) and Viking (LNG Hrvatska FSRU) projects, secure project finance and award contracts for these projects. With those tasks completed, the main focus will be to streamline the company and increase the utilization of existing assets. The intention is to significantly increase the return on investment ("ROI") without committing major capital. As noted above, the Board has, as a part of the new strategy, concluded that it would be right to spin off the TFDE shipping fleet into a separate entity, subject to market conditions. This will materially reduce the company’s net debt and highlight the strength of the strong long-term cash flow coming from the remaining assets.

Shipping: With the LNG carrier market showing signs of seasonal recovery and edging into a time-frame where a structural shortage of ships appears inevitable, Golar expects that the new LNG shipping company will be an attractive pure play vehicle for investors to participate in the strong growth and cyclical recovery of the LNG shipping market.

This will allow us to reposition Golar LNG and focus primarily on two business lines:

FLNG: Our project teams will work diligently to safely deliver the Gimi project on time and on budget. Golar will also work with Perenco to conclude an agreement to increase utilization and provide a meaningful potential extension to the charter duration for FLNG Hilli Episeyo by the end of 2019. For future FLNG projects, Golar will continue to drive home its competitive advantage and unique FLNG operating experience. Development of the robust FLNG pipeline, finance permitting, will add further long-term contract earnings backlog1 to the $3.7 billion (Golar share) already secured.

Golar Power: We expect commissioning of the Sergipe power station to complete in 2H19 ahead of the January 1, 2020 COD. At COD, the combination of Sergipe and Nanook will initiate the realization of approximately $2.5 billion of contract earnings backlog1 attributable to Golar. Golar Power will now develop the downstream small-scale market in Brazil, which can create significant earnings as early as 2020/21.

The Board of Directors is pleased with the work done to date in underpinning the business with key projects. The Board is however humble to the fact that these achievements have not yet been positively reflected in the Company’s share price. We believe that separation of the company’s assets into two entities will better position both companies. A stock price that reflects the true strategic and contracted value of the underlying assets is a key condition to be able to grow a company. After a period of rapid expansion and significant capital investment to build the foundation, it is time to reap the $10.3 billion gross contract earnings backlog1 and implement stronger capital discipline with full focus on ROI. We see substantial potential for cash flow improvement through increased utilization of existing assets.

In repositioning Golar as a solid long-term cashflow business from projects that create large cost and environmental benefits for our customers the Company expects to materially broaden investor interest. With an LNG growth rate of approximately 10% pa, a gross contract earnings backlog1 of $10.3 billion, strong growth in contracted earnings, a well-financed balance sheet, a unique market leading position in FLNG, integrated power projects and a solid pipeline of opportunities, the Board is increasingly optimistic about the future.

Non-GAAP measures

Adjusted EBITDA: Adjusted EBITDA is calculated by taking net income before interest, tax, unrealized mark-to-market movements on the oil derivative instrument, depreciation and amortization. We believe that the exclusion of these items enables investors and other users of our financial information to assess our sequential and year over year performance and operating trends on a more comparable basis and is consistent with management’s own evaluation of business performance. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net (loss) income or any other indicator of Golar's performance calculated in accordance with US GAAP. The table below reconciles net (loss) income, the most directly comparable US GAAP measure, to adjusted EBITDA.

	2019	2018	2018	2018
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
Net (loss) attributable to Golar LNG Limited	(41,741)	(312,957)	(21,002)	(231,428)
Adjusted for:
Interest income	(3,214)	(2,983)	(1,944)	(10,133)
Interest expense	29,352	31,251	13,998	101,908
Losses on derivative instruments	5,699	23,605	874	30,541
Other financial items, net	1,407	780	363	1,481
Income taxes	205	627	(6)	1,267
Equity in net losses of affiliates	12,899	154,089	1,541	157,636
Net income attributable to non-controlling interests	24,257	2,770	12,605	63,214
Operating income/(loss)	28,864	(102,818)	6,429	114,486
Adjusted for:
Unrealized (gain)/loss on oil derivative instrument	(28,380)	195,740	(13,600)	9,970
Depreciation and amortization	28,163	28,295	16,409	93,689
Impairment of long-lived assets	34,250	—	—	—
Adjusted EBITDA	62,897	121,217	9,238	218,145

In the Golar Power section of the commercial review, we refer to an additional adjusted EBITDA of $100 million. Nameplate capacity of the FSRU Nanook is 5.8 MTPA, approximately 1.7 MTPA will be tied up to Sergipe at 100% dispatch, hence 4.1 MTPA of the Nanook’s capacity is spare capacity available. 4.1 MTPA is equivalent to 205 million MMBTU. Assuming $1.00 p/MMBTU would amount to $102.5m EBITDA ($1 x 205 million MMBTU x 50%). This is a forecasted number. Management has not forecasted net income as information to do so is not available without unreasonable effort. Additional adjusted EBITDA is not intended to represent future cashflows.

Adjusted net debt: The Company consolidates a number of lessor VIEs, which means that on consolidation, Golar’s contractual debt under various sale and leaseback facilities are eliminated and replaced with the lessor VIE's debt. Adjusted net debt is calculated by taking net debt defined by GAAP line items and reversing out the lessor VIE debt and restricted cash balances and replacing it with Golar’s contractual debt under the sale and leaseback facilities. We believe that the exclusion of the lessor VIE's debt enables investors and users of our financial information to assess our liquidity based on our underlying debt obligations and aids comparability with our competitors. This presentation is consistent with management’s view of the business. Adjusted net debt is a non-GAAP financial measure and should not be considered as an alternative to net debt or any other indicator of Golar's performance calculated in accordance with US GAAP. The table below reconciles net debt based to adjusted net debt:

(in thousands of $)	March 31, 2019	December 31, 2018
Net debt as calculated by GAAP
Total debt (current and non-current) net of deferred finance charges	2,513,190	2,565,359
Less
Cash and cash equivalents	(212,673)	(217,835)
Restricted cash and short-term deposits - current and non-current portion	(477,598)	(486,426)
Net debt as calculated by GAAP	1,822,919	1,861,098
VIE Consolidation Adjustment	98,543	87,045
VIE Restricted Cash	174,816	176,428
Deferred Finance Charges	15,056	21,546
TRS Restricted Cash (1)	86,050	82,863
Adjusted Net Debt	2,197,384	2,228,980
(1) Restricted cash relating to the share repurchase forward swap refers to the collateral required by the bank with whom we entered into a total return equity swap.

(in thousands of $)	March 31, 2019	December 31, 2018
Total debt (current and non-current) net of deferred finance charges	2,513,190	2,565,359
VIE Consolidation Adjustments	98,543	87,045
Deferred Finance Charges	15,056	21,546
Golar’s Contractual Debt	2,626,789	2,673,950
Please see Appendix A for a capital repayment profile for Golar’s contractual debt.

TCE: The average daily TCE rate of our fleet is a measure of the average daily revenue performance of a vessel. TCE is calculated only in relation to our vessel operations. For time charters, TCE is calculated by dividing total operating revenues (including revenue from the Cool Pool, but excluding vessel and other management fees and liquefaction services revenue), less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable US GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. Our calculation of average daily TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues, the most directly comparable US GAAP measure, to the average daily TCE rate.

	2019
	Jan-Mar
(in thousands of $)	ST	TFDE
Total operating revenues	8,074	46,236
Less: Voyage and commission expenses	(1,612)	(14,528)
	6,462	31,708
Calendar days less scheduled off-hire days	161	810
Average daily TCE rate (to the closest $100)	40,100	39,100

	2019	2018
(in thousands of $)	Jan-Mar	Oct-Dec
Total operating revenues	114,287	181,939
Less: Liquefaction services revenue	(54,524)	(54,524)
Less: Vessel and other management fees	(5,453)	(8,241)
Time and voyage charter revenues	54,310	119,174
Less: Voyage and commission expenses	(16,140)	(40,690)
	38,170	78,484
Calendar days less scheduled off-hire days	971	1,012
Average daily TCE rate (to the closest $100)	39,300	77,600

Contract Earnings Backlog: Contract earnings backlog represents Golar's share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. In calculating forecasted operating expenditure, management has assumed that where there is an Operating Services Agreement the amount receivable under the services agreement will cover the associated operating costs. For contracts which do not have a separate Operating Services Agreement, management has made an assumption about operating costs based on the current run rate. The only material application of this methodology was to the Hilli Episeyo Earnings backlog where we assumed operating costs of approximately $120,000 per day.

For consolidated subsidiaries where we do not own 100% of the share capital, management has only included our proportionate share of contract earnings. The material application of this assumption was to Gimi (70% ownership) and Hilli Episeyo (44.5% of the Common Unit entitlement). No contracted fee income was included for Hilli T3 or the oil derivative.

For equity accounted investments (the Partnership and Golar Power) we have included our proportionate share of their contract earnings backlog under the same assumptions that we have applied to our consolidated subsidiaries. In the future when our contract earnings backlog actualizes, we will show our share of their earnings net of interest and tax in one line in the Income Statement "Equity in net earnings/(losses) of affiliates". The Golar Power numbers are calculated based on an exchange rate of 3.7BRL:1USD.

Management has not forecasted net income for these initiatives as information to provide such a forward-looking estimate is not available without unreasonable effort. Contract earnings backlog is not intended to represent EBITDA or future cashflows that will be generated from these projects nor is it intended to represent the dividend income that will be payable to Golar from our equity investments. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

Gross Contract Earnings Backlog: Gross contract earnings backlog represents each Golar entity's share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. In calculating the forecasted operating expenditure, management has applied the same methodology in preparing the "Contract Earnings Backlog" measure above. Management has not forecasted net income for these initiatives as information to provide such a forward-looking estimate is not available without unreasonable effort. Contract earnings backlog is not intended to represent EBITDA or future cash flows that will be generated from these projects nor is it intended to represent the dividend income that will be payable to Golar from our equity investments. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

Distribution coverage: As defined in Golar LNG Partners LP form 6-K, section "Appendix A - Non-GAAP Financial Measures and Definitions".

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” "will," “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

•	our inability and that of our counterparty to meet our respective obligations under the Lease and Operate agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project;

•
changes in liquefied natural gas, or LNG, carrier, floating storage and regasification unit, or FSRU, or floating liquefaction natural gas vessel, or FLNG, or small-scale LNG market trends, including charter rates, vessel values or technological advancements;

•	Golar Power's ability to successfully complete and start up the Sergipe power station project and related FSRU contract;

•
the ability of Golar to increase the utilization under, and term of, the liquefaction tolling agreement for the Hilli Episeyo and the benefits that may to accrue to us as the result of any such modifications;

•	changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions on acceptable terms or at all;

•	our ability to close potential future sales of additional equity interests in Golar Hilli LLC on a timely basis or at all;

•	changes in the supply of or demand for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	a material decline or prolonged weakness in rates for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in commodity prices;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	failure of our contract counterparties, including our joint venture co-owners, to comply with their agreements with us;

•	changes in our relationships with our counterparties, including our major chartering parties;

•	challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements;

•	a decline or continuing weakness in the global financial markets;

•	changes in general domestic and international political conditions, particularly where we operate;

•	changes in the availability of vessels to purchase and in the time it takes to construct new vessels;

•	failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to sell vessels to Golar Partners or Golar Power;

•	changes in our relationship with Golar Partners, Golar Power or Avenir and the sustainability of any distributions they pay to us;

•	changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, FLNGs, and small-scale LNG infrastructure particularly through our innovative FLNG strategy and our joint ventures;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs, FLNGs or small-scale LNG vessels to various ports;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

May 21, 2019
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:
Golar Management Limited +44 207 063 7900
Iain Ross - Chief Executive Officer
Graham Robjohns - Chief Financial Officer and Deputy Chief Executive Officer
Stuart Buchanan - Head of Investor Relations

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2019	2018	2018	2018
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
	Unaudited	Unaudited	Unaudited	Audited

Time and voyage charter revenues	37,166	81,425	45,633	204,839
Time charter revenues - collaborative arrangement	17,144	37,749	14,482	73,931
Liquefaction services revenue	54,524	54,524	—	127,625
Vessel and other management fees	5,453	8,241	6,075	24,209
Total operating revenues	114,287	181,939	66,190	430,604

Vessel operating expenses	(31,248)	(29,099)	(18,415)	(96,860)
Voyage, charterhire and commission expenses	(6,079)	(7,318)	(4,791)	(22,625)
Voyage, charterhire and commission expenses - collaborative arrangement	(10,421)	(32,767)	(19,730)	(83,201)
Administrative expenses (1)	(13,545)	(12,675)	(10,736)	(51,542)
Project development expenses (1)	(1,590)	(4,726)	(3,280)	(21,690)
Depreciation and amortization	(28,163)	(28,295)	(16,409)	(93,689)
Impairment of long-lived assets (2)	(34,250)	—	—	—
Total operating expenses	(125,296)	(114,880)	(73,361)	(369,607)

Other operating income/(loss)
Realized and unrealized gain/(loss) on oil derivative instrument	30,613	(183,321)	13,600	16,767
Other operating gains	9,260	13,444	—	36,722
Operating income/(loss)	28,864	(102,818)	6,429	114,486

Financial income/(expense)
Interest income	3,214	2,983	1,944	10,133
Interest expense	(29,352)	(31,251)	(13,998)	(101,908)
Losses on derivative instruments (3)	(5,699)	(23,605)	(874)	(30,541)
Other financial items, net (3)	(1,407)	(780)	(363)	(1,481)
Net financial expense	(33,244)	(52,653)	(13,291)	(123,797)

Loss before income taxes, equity in net earnings/(losses) of affiliates and non-controlling interests	(4,380)	(155,471)	(6,862)	(9,311)
Income taxes	(205)	(627)	6	(1,267)
Equity in net losses of affiliates	(12,899)	(154,089)	(1,541)	(157,636)

Net loss	(17,484)	(310,187)	(8,397)	(168,214)
Net income attributable to non-controlling interests	(24,257)	(2,770)	(12,605)	(63,214)

Net loss attributable to Golar LNG Limited	(41,741)	(312,957)	(21,002)	(231,428)

(1) With effect from the quarter ended June 30, 2018, we presented a new line item, "Project development expenses", which includes costs associated with pursuing future contracts and developing our pipeline of activities that have not met our internal threshold for capitalization. Previously, these costs were presented within "Administrative expenses" along with our general overhead costs. This presentation change has been retrospectively adjusted in prior periods.
(2) On March 29, 2019 we signed an agreement with LNG Hrvatska d.o.o. for the future sale of the Golar Viking once converted into an FRSU, following the completion of its current charter lease term, which triggered an impairment indicator. This includes an impairment loss of $34.3 million recognised in operating costs for the write down of the Golar Viking asset carrying value to fair value. Fair value is based on average broker valuation at date of measurement and represents the exit price in the principal LNG carrier sales market.
(3) With effect from the quarter ended September 30, 2018, we presented a new line item, "Losses on derivative instruments", which relates to the movement of our derivative instruments. Previously, these items were presented within "Other financial items, net" along with our general finance costs. This presentation change has been retrospectively adjusted in prior periods.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

	2019	2018	2018	2018
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec

Net loss	(41,741)	(310,187)	(8,397)	(168,214)

Other comprehensive income/(loss):
Gain associated with pensions, net of tax	—	3,581	—	3,581
Net gain/(loss) on foreign currency translation	(1,017)	3,544	(5,038)	(24,324)
Other comprehensive (loss)/income	(1,017)	7,125	(5,038)	(20,743)
Comprehensive loss	(42,758)	(303,062)	(13,435)	(188,957)

Comprehensive income/loss attributable to:

Stockholders of Golar LNG Limited	(67,015)	(305,832)	(26,040)	(252,171)
Non-controlling interests	24,257	2,770	12,605	63,214
Comprehensive loss	(42,758)	(303,062)	(13,435)	(188,957)

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2019	2018
(in thousands of $)	Mar-31	Dec-31
	Unaudited	Audited

ASSETS
Current assets
Cash and cash equivalents	212,673	217,835
Restricted cash and short-term deposits (1)	322,767	332,033
Other current assets	63,207	90,644
Amounts due from related parties	8,169	9,425
Total current assets	606,816	649,937
Non-current assets
Restricted cash	154,831	154,393
Investments in affiliates	552,885	571,782
Asset under development	56,990	20,000
Vessels and equipment, net	3,207,441	3,271,379
Other non-current assets	143,326	139,104
Total assets	4,722,289	4,806,595

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt and short-term debt (1)	924,468	730,257
Amounts due to related parties	7,587	5,417
Other current liabilities	259,163	264,464
Total current liabilities	1,191,218	1,000,138
Non-current liabilities
Long-term debt (1)	1,588,722	1,835,102
Other long-term liabilities	150,560	145,564
Total liabilities	2,930,500	2,980,804

Equity
Stockholders' equity	1,690,306	1,745,125
Non-controlling interests	101,483	80,666

Total liabilities and stockholders' equity	4,722,289	4,806,595

(1) Included within restricted cash and short-term deposits and debt balances are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities. Refer to Appendix A.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2019	2018	2018	2018
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec

OPERATING ACTIVITIES
Net loss	(17,484)	(310,187)	(8,397)	(168,214)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	28,163	28,295	16,409	93,689
Amortization of deferred charges and debt guarantees	992	984	1,835	7,734
Drydocking expenditure	(2,369)	—	—	—
Equity in net losses of affiliates	12,899	154,089	1,541	157,636
Dividends received	—	—	4,305	15,837
Net foreign exchange losses	357	1,024	572	1,997
Compensation cost related to stock options	2,582	2,368	1,952	11,481
Change in fair value of derivative instruments	9,125	26,352	1,443	38,610
Change in fair value of oil derivative instrument	(28,380)	195,740	(13,600)	9,970
Impairment of long-lived assets	34,250	—	—	—
Change in assets and liabilities:
Trade accounts receivable	37,609	(27,444)	(4,502)	(49,938)
Inventories	(1,559)	(1,008)	(1,796)	402
Other current and non-current assets	(20,482)	(17,014)	(2,294)	(13,532)
Amounts due to related companies	(5,271)	(3,490)	6,580	(16,540)
Trade accounts payable	(838)	1,279	(5,029)	(24,813)
Accrued expenses	2,676	2,510	(2,296)	12,191
Other current and non-current liabilities	209	1,906	34,513	40,164
Net cash provided by operating activities	52,479	55,404	31,236	116,674

INVESTING ACTIVITIES
Additions to vessels and equipment	(189)	(30,112)	(323)	(33,111)
Additions to asset under development	(3,612)	—	(89,849)	(116,715)
Additions to investments in affiliates	(4,222)	(29,531)	(43,399)	(95,503)
Dividends received	9,204	9,425	9,005	33,185
Proceeds from disposals to Golar Partners	9,652	9,652	—	9,652
Net cash provided by (used in) investing activities	10,833	(40,566)	(124,566)	(202,492)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	—	—	115,000	1,177,748
Repayments of short-term and long-term debt	(57,385)	(57,978)	(66,012)	(994,874)
Acquisition of non-controlling interest	—	—	—	36,532
Cash dividends paid	(19,917)	(15,788)	(5,033)	(42,873)
Proceeds from exercise of share options	—	89	436	2,686
Financing costs paid	—	(1,063)	(164)	(1,817)
Net cash (used in) provided by financing activities	(77,302)	(74,740)	44,227	177,402
Net (decrease) increase in cash, cash equivalents and restricted cash	(13,990)	(59,902)	(49,103)	91,584
Cash, cash equivalents and restricted cash at beginning of period	704,261	764,163	612,677	612,677
Cash, cash equivalents and restricted cash at end of period	690,271	704,261	563,574	704,261

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Earnings (Losses)	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2017	101,119	(20,483)	1,538,191	200,000	(7,769)	(95,742)	1,715,316	80,988	1,796,304

Net loss	—	—	—	—	—	(21,002)	(21,002)	12,605	(8,397)
Dividends	—	—	—	—	—	(5,033)	(5,033)	—	(5,033)
Exercise of share options	19	—	417	—	—	—	436	—	436
Grant of share options	—	—	3,016	—	—	—	3,016	—	3,016
Forfeiture of share options	—	—	(700)	—	—	—	(700)	—	(700)
Other comprehensive income	—	—	—	—	(5,038)	—	(5,038)	—	(5,038)

Balance at March 31, 2018	101,138	(20,483)	1,540,924	200,000	(12,807)	(121,777)	1,686,995	93,593	1,780,588

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2018	101,303	(20,483)	1,857,196	200,000	(28,512)	(364,379)	1,745,125	80,666	1,825,791

Net loss	—	—	—	—	—	(41,741)	(41,741)	24,257	(17,484)
Dividends	—	—	—	—	—	(14,643)	(14,643)	(3,440)	(18,083)
Grant of share options	—	—	2,582	—	—	—	2,582	—	2,582
Other comprehensive loss	—	—	—	—	(1,017)	—	(1,017)	—	(1,017)

Balance at March 31, 2019	101,303	(20,483)	1,859,778	200,000	(29,529)	(420,763)	1,690,306	101,483	1,791,789
(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

Golar LNG Limited

APPENDIX A

The table below represents our actual contractual debt, including the capital lease obligations between us and the lessor VIEs which are eliminated on consolidation as at quarter end:

(in thousands of $)	March 31, 2019	Scheduled capital repayments over the next 12 months

Non-VIE debt
2017 convertible bonds	357,098	—
Margin loan	100,000	(100,000)
Golar Arctic	56,475	(56,475)
Golar Viking	45,573	(5,208)
Golar Bear	80,813	(10,774)
Golar Frost	87,532	(10,942)

Capital lease obligations between Golar and the lessor VIE (1)
Golar Glacier	160,609	(8,068)
Golar Kelvin	162,236	(7,985)
Golar Ice	162,761	(7,934)
Golar Snow	162,236	(7,985)
Golar Crystal	101,839	(5,460)
Golar Tundra	136,817	(12,987)
Golar Seal	118,800	(6,900)
Hilli Episeyo	894,000	(66,000)

Total Contractual Debt	2,626,789	(306,718)

(1) Under US GAAP, we consolidate the lessor VIE's. Accordingly, the capital lease obligations between Golar and the lessor VIEs are eliminated. See the table below.

Included within the restricted cash and short-term deposits and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. The following table represents the impact of consolidating these lessor VIEs into our balance sheet, with respect to these line items:

(in thousands of $)	March 31, 2019	December 31, 2018

Restricted cash and short-term deposits	174,816	176,428

Current portion of long-term debt and short-term debt	745,315	646,512
Long-term debt	1,053,216	1,200,774
Total debt, net of deferred finance charges	1,798,531	1,847,286

The consolidated results and net assets of the consolidated lessor VIE entities are based on management's best estimates. Between the timing of our Q1 2019 earnings release and the filing of our Q1 2019 quarterly report on Form 6-K, in the event the consolidated lessor VIEs enter into binding long-term refinancing agreements, the classification of debt between current and non-current may change.

As discussed above, we are required to consolidate amounts relating to lessor VIE entities into our financial statements. As such, the table above represents the lessor VIE entities' balances and not the actual costs and balances to us.